SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 03, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 3, 2007

TAM plans direct flight between Salvador, Brazil and Paris

This will be the third international destination operated by the company in the State of Bahia

São Paulo, May 3, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) will begging operating a weekly direct flight between Salvador and Paris beginning August 9. The new route will meet the increasing demand of passengers in Bahia, who will be able to use various special services offered by TAM on this flight.

The route will be operated with the modern Airbus A330 aircraft, equipped with business and economy classes, with arrivals and departures on Thursdays. When the operations begin, TAM will be the only airline to offer regular flights between Salvador and Paris.

This is the third international route offered by TAM from Salvador. The company already operates a weekly flight between Salvador and Miami (USA), with arrivals and departures on Sundays. It also operates a daily route to Buenos Aires (Argentina), with a stopover at Guarulhos International Airport in São Paulo. The flight from Salvador to Buenos Aires was launched at the end of March to ease passenger traffic on this route, eliminating the need for connecting flights.

The new route between Salvador and Paris should help to promote international tourism in Bahia and in other northeastern states, functioning as an entry for foreign visitors. In addition to this flight, TAM offers a weekly route linking Recife and Paris, with departures on Fridays and arrivals on Sundays.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 62.9% international market share at the end of March 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.